02034005

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: SCI Entertainment Group Plc

*CURRENT ADDRESS: 11 Ivory House
Plantation Wharf
London SW11 3TN
United Kingdom

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

FILE NO. 82- ~~5259~~ 34659 FISCAL YEAR 9/30/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: GBS
DATE : 5/13/02

82-34651

AR/S
9-30-00

02 FEB 20 AM 8:45

SCi Entertainment Group Plc
Annual Report and Accounts
for the fifteen months ended
30 September 2000

CONTENTS

DIRECTORS AND ADVISERS

Directors	Charles Levison	Non-executive chairman
	Clive Carver	Non-executive director
	Jane Cavanagh	Chief executive
	Bill Ennis	Sales director
	Rob Murphy	Finance director
Secretary	Rob Murphy	
Registered office	Unit 11, Ivory House Plantation Wharf, Clove Hitch Quay London SW11 3TN	
Registered	In England No. 03121578	
Broker	Peel, Hunt & Company Limited 62 Threadneedle Street London EC2R 8HP	
Solicitors	Harbottle & Lewis Hanover House 14 Hanover Square London W1R OBE	
Auditors	Arthur Andersen 17 Lansdowne Road Croydon CR9 2PL	
Registrars	Capita IRG Plc Balfour House 390/398 High Road Ilford Essex IG1 1NQ	
Bankers	The Royal Bank of Scotland 2 Waterhouse Square 138-142 Holborn London EC1N 2TH	
Financial PR	Buchanan Communications Limited 107 Cheapside London EC2V 6DN	

CHAIRMAN'S STATEMENT

Over the last 18 months the Group has taken several steps towards its aim of being one of Europe's leading publishers of entertainment software and creators of new media content. Our aim is to establish a portfolio of high quality brands to exploit across commercially successful platforms and distribution channels. Since our last annual report we have:

- established exclusive US distribution arrangements with SVG Inc. providing minimum sales guarantees for a selection of SCi's future products.
- acquired Actualize, creators of the highly successful *Rally Championship* series.
- acquired more high profile licences including *Thunderbirds* (acquired December 1999) and *The Great Escape* (acquired October 2000).
- been awarded licences by Sony, Microsoft and Nintendo to develop and publish products for the Playstation 2, X Box and Gameboy Advance.

Our portfolio of intellectual properties now includes *Carmageddon, Thunderbirds, The Italian Job, Rally Championship, Titanium Angels, Desert Storm* and *The Great Escape*.

Our strategy is to develop high quality products for these properties, particularly for exploitation on Next Generation consoles such as Sony Playstation 2, Microsoft X-Box and Nintendo Game Boy advance.

Market conditions and trading results

It has been widely predicted that the launch of Next Generation consoles will have a strong positive effect on the computer games market. The anticipation of the new consoles resulted in transitional market conditions over the last 12 months. The much anticipated European launch of the Sony Playstation 2 did not take place until 24 November 2000, with an initial ship out of hardware that was far below the demand for the product. Consequently, for much of the last 12 months many consumers have been delaying software purchasing decisions.

Like many companies in the industry, this had an adverse effect on our results. During the period to 30 September 2000 the Group recorded a loss before exceptional items of £1.65m (1999 12 months: profit £1.69m). After allowing for exceptional charges of £1.3m, the loss before tax is £2.95m (1999 12 months: profit £1.7m).

During the period to 30 September 2000 SCi released four new products, *Carmageddon TDR 2000* (PC), *Mille Miglia* (Sony Playstation), *Cool Bricks* and *Alfred's Adventure* (Nintendo Colour Game Boy). Continued sales of the Carmageddon franchise illustrate the value of the Group's strategy of building brands that can be exploited across multiple formats. In addition, following the acquisition of Actualize, the Group benefited from sales of the latest *International Rally Championship* products on both PC and Sony Playstation. The Rally Championship franchise has now sold over 10m units, making it one of the strongest brands in the industry.

Our back catalogue of titles continued to generate important revenue for the Group, especially Carmageddon and, more recently, the Actualize catalogue of Rally Championship titles. *Carmageddon 1* continues to be a popular budget title for the PC. In addition, SCi granted Gameplay worldwide rights to distribute digitally its back catalogue of games titles, as part of a long-term exclusive partnership for digital distribution of PC titles in Europe.

CHAIRMAN'S STATEMENT

Over recent years the Group has established a valuable portfolio of engines, technology and intellectual property. Our technology includes the rights to the Carmageddon physics engine, widely regarded as one of the most advanced driving engines in the industry. During the period the Group generated its first income from the licensing of this technology to third parties.

The results for the period included two exceptional charges, £0.6m relating to a provision against the possible non-recovery of a debtor and £0.7m relating to a provision against the carrying value of the Group's investment in the Internet music portal music3w.com.

It was extremely disappointing to have to inform shareholders of the substantial shortfall against previous expectations at a very late stage. This resulted from the exceptional items referred to above plus adjustments in respect of revenue recognition on a contract and the treatment of provisions on consolidation.

As I state later in my statement, the Board is undertaking a full review of its risk management and internal controls to ensure that such an event could not re-occur.

Current trading

Since the end of the financial period, trading conditions for the market as a whole have continued to be difficult. Many companies in the industry have announced disappointing results in this period.

Sony launched Playstation 2 in Europe on 24 November 2000, but with a much lower installed base than they originally expected. Consequently, launch products for this platform, such as *Aqua Aqua* released by SCi, have performed satisfactorily but, to date, have not generated the volume of sales generated by launch products for the original Sony Playstation.

SCi has launched one other product since the end of the financial period, *Thunderbirds* on the Nintendo Colour Game Boy. *Thunderbirds* was a good success over Christmas, receiving an award from Electronics Boutique as best Game Boy game of the year and selling substantially in excess of our original forecasts.

To date, *Thunderbirds* has only been released in the UK, and will be rolled out to the rest of the world in conjunction with the release by Carlton of the TV series. Due to the low margins earned by publishers on the Nintendo Game Boy format the success of *Thunderbirds* to date will not have a major impact on our interim results for the period to 31 March 2001. In accordance with the Board's expectations, our first half results for the period to 31 March 2001 will result in a loss.

Outlook

Market conditions are expected to become more favourable at some point over the next 12 months. Indeed, many commentators believe that the Games industry is about to enter a period of strong growth. Sony announced on 23 March 2001 that it had achieved cumulative worldwide shipments of 10 million units of Playstation 2 since its launch in Japan in March 2000. In 2002, Microsoft is expected to enter the market with the launch of the X-Box. Both Sony and Microsoft are expected to put very substantial marketing budgets behind these platforms, with Microsoft's budget reported to be approximately $0.5bn. A recent market survey by Screen Digest suggests that over the period from 1999 to 2004 the volume of console games sold in Europe alone will grow by 89 per cent.

CHAIRMAN'S STATEMENT

As in recent years, we expect the balance of our income to be weighted towards the second half of the year. The Group has a strong line up of products for the current financial year including *The Italian Job*, further versions of *Thunderbirds* and the latest in the *International Rally Championship* series.

With valuable content, controlled overheads and a strong balance sheet the Group is ready to capitalise on the expected improvement in the market when it materialises following the growth in installed base of Next Generation consoles, but this may not be until 2002. Therefore, whilst the Board hopes that the shortfall in the first half results will be made good in the second half, the Board will frequently review its assumptions and, if appropriate, advise shareholders of any potential impact on the results for the current financial year.

Dividend

The Company will not be paying a dividend in respect of the period just ended.

Corporate Governance

In the light of the shortfall from the directors' expectations for the period ended 30 September 2000, the Board is undertaking a thorough review of its risk management and internal controls, both financial and operating, to ensure that its Corporate Governance in this area is as strong as possible.

Directors and staff

Due to pressure of work in other areas I have concluded that I am no longer able to continue to provide my services to the Group and have therefore advised the Board that I will be resigning as Chairman at the end of April 2001. Clive Carver is in a similar position and will not be seeking re-election at the AGM. The Board is actively searching for two suitable non-executive directors to replace Clive and myself and, in addition, a further non-executive director to bring the total number of non-executives to three.

Rob Murphy has indicated that he would like to move to a broader operational role within the Board. We are therefore actively recruiting a suitable replacement as Finance Director.

I would like to thank all of the staff of SCi who have worked so hard during the period.

Future strategy

The Group has substantially improved its US distribution model through a multi-product distribution partnership with SVG. By working with SVG over a range of products and having much greater control over marketing and PR the Board believes that the Group can maximise it's margins and brands in the United States whilst keeping overheads at a reasonable level. Additionally this partnership brings minimum sales guarantees to the Group, the principal benefit of which should be seen in the year ending September 2002.

During the year the Group announced the formation of SCi MobileMedia, which formally started trading on 1 October 2000. The market for games played through mobile devices is widely predicted to grow. SCi's strategy in the mobile area is to create compelling content appropriate to the platform and bring those products to market through a profitable business model.

The first three MobileMedia products, *Thunderbirds, findablinddate.com* and *The People's Game* are in development. It is intended that each of the products will be made available through agreements with telecom operators enabling SCi to minimise set up costs, maintain SCi branding for the products and generate revenue.

CHAIRMAN'S STATEMENT

Our long-term strategy continues to be to acquire valuable content and develop high quality brands. Over the last 18 months the Group has moved from a high dependence on the Carmageddon brand to owning a portfolio of potentially successful brands that includes Thunderbirds, The Italian Job, The Great Escape, Titanium Angels, Gumball Rally and Desert Storm. We will aim to exploit those brands throughout the world on all commercially successful platforms. The convergence of technologies, increasingly linked by broadband networks, will enable consumers to access games from a variety of devices including mass consumer devices such as mobile phones and digital TV. This will broaden the appeal of games and interactive software to a much wider demographic group. However, in order to minimise financial risk, the Group will only move to new platforms when a clear and profitable business model emerges for the platform.

Charles Levison
29 March 2001

DIRECTORS' REPORT

The Directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the fifteen months ended 30 September 2000.

Principal activity

The principal activity of the Group is the development and publishing of interactive entertainment software.

Results, trading review and dividend

During the period the Company changed its accounting reference date to 30 September.

The profit and loss account is set out on page 16. The Group loss before tax is £2.95 million compared to a profit of £1.69 million in the 12 months ended 30 June 1999. Loss per share was 17.99p compared to earnings per share of 13.18p in the 12 months to 30 June 1999. The directors do not recommend the payment of a dividend.

The Directors are disappointed with the result for the period, but expect market conditions to improve over the next 12 months. Further details of the Group's performance during the period and expected future developments are contained in the Chairman's Statement. Details of significant events since the balance sheet date are contained in note 21 to the accounts.

Directors

The directors who served during the period were as follows:

C.J.C. Levison
C. Carver (appointed 15 February 2000)
F.J. Cavanagh
B.J. Ennis
R.J. Murphy

Charles Levison and Clive Carver are independent non-executive directors. As stated in the Chairman's Statement Charles Levison intends to retire from the board at the end of April 2001 and Clive Carver will not be seeking re-election.

Bill Ennis and Rob Murphy retire by rotation at the next annual general meeting and, being eligible, offer themselves for re-election. Bill Ennis joined the Group in 1994 as Sales and Marketing Director after working in the City and for Digital UK. Rob Muphy is a Chartered Accountant who joined the Group in 1997. He was previously a partner with Arthur Andersen. Clive Carver, who was appointed as a director on 15 February 2000, retires at the annual general meeting and will not be offering himself for re-election. The Board is actively seeking two new non-executive directors.

Supplier payment policy

The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. The Company had no trade creditors at 30 September 2000 (1999: £ Nil).

Charitable and political contributions

During the period the Group made charitable donations of £874 (1999: £200). There were no political contributions.

Substantial shareholdings

On 23 March 2001 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company.

Name of holder	Number	%
Jane Cavanagh	4,909,630	25.08
Equitable Life Assurance Society	1,949,264	9.96
HSBC Global Custody Nominee (UK) Ltd	854,515	4.36
Sharelink Nominees Ltd	707,402	3.61
BT Globenet Nominees Ltd	705,946	3.61

Introduction of the Euro

The introduction of the Euro has had no material effect on the Group. The Group's financial systems are capable of operating in multiple currencies, including the Euro, and the costs of changing to the new currency are considered to be minimal.

Auditors

The directors will place a resolution before the annual general meeting to reappoint Arthur Andersen as auditors for the ensuing year.

By order of the Board,

Rob Murphy
Company Secretary **29 March 2001**

CORPORATE GOVERNANCE

The Board has considered the Principles of Good Governance and Code of Best Practice contained within the Combined Code on Corporate Governance as incorporated into the Listing Rules.

Compliance with the Combined Code
The Company was listed on the London Stock Exchange in March 2000, from which time it was required to comply with the Code of Best Practice established by the committee on Corporate Governance, ("the Code").

In February 2000 Clive Carver was appointed as a second non-executive director. Both non-executive directors are believed by the Board to be independent, save to the extent that they have been granted options in the share capital of the Company (see page 13).

Charles Levison is a consultant to Harbottle & Lewis, the Group's principal solicitors, but does not receive any fees in relation to any work performed by Harbottle & Lewis for the Group, nor does he share in any profits of Harbottle & Lewis.

On 16 May 2000 the Board:

- established a nomination committee (there already being audit and remuneration committees)
- adopted a schedule of matters reserved for the Board
- adopted terms of reference for the audit committee and
- initiated a review of risk management

The Board also concluded that the size of the Group was not sufficient to warrant a dedicated internal audit programme.

Since 16 May 2000 the Company complied with the Code except as follows:

1. there is no provision for all members of the Board to take independent professional advice at the company's expense

2. there is no formal procedure for training newly appointed directors

3. non-executive directors are not appointed for fixed terms but, as with executive directors, retire by rotation approximately every three years.

4. the chief executive's service contract contains a three-year notice period.

5. the Board has not completed a review of the effectiveness of its internal controls, operating or financial, although such a review is now in progress.

6. the audit committee comprises only two non-executive directors, not three as required.

The reason for non-compliance with matter 4 is given in the Directors' remuneration report. The directors are taking steps to bring matters 1, 2 and 3 in line with the Code. The Directors consider matter 6 to be inappropriate for a company of this size. The provision regarding internal control is considered further below.

Prior to 16 May 2000 and following admission to the official list of the London Stock Exchange the Company additionally did not comply with the following provisions of the code:

1. there was no schedule of matters reserved for the Board; and

2. there was no nomination committee

Corporate governance matters relating to directors' remuneration and related matters are set out in the Directors' remuneration report on page 12.

CORPORATE GOVERNANCE

The Directors are in the course of carrying out a thorough review of the risks the Group faces and the effectiveness with which those risks are managed. This review will extend to the internal controls established, both operating and financial, to ensure that a robust system of such controls operates effectively for the future.

Maintenance of a sound system of internal control

In applying the principle that the Board should maintain a sound system of internal control to safegaurd shareholders' investment and the company's assets, the Directors recognise that they have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance regarding effective and efficient operations, internal financial control and compliance with laws and regulations. However, there are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance.

The Company had established the procedures necessary to implement the full guidance on internal control issued by the Turnbull Committee subsequent to the period end. Accordingly, the Company will report in accordance with the Turnbull guidance in the next annual report.

The key features of the internal control procedures relate to the sourcing, negotiation, monitoring and acceptance of the Group's development projects and the subsequent distribution of its related products such that the Group can reasonably forecast its capital requirements and operational results. Other key financial controls areas relate to balance sheet carrying amounts, which are subject to review by the Board.

Board composition

The Board comprises two non-executive directors and three executive directors. Both non-executive directors are considered to be independent. All directors are required to stand for re-election at least every three years.

All the members of the Board are equally responsible for the management and proper stewardship of the Group. The non-executive directors are independent of management and, save to the extent that they have been granted options in the share capital of the Company and, as to Charles Levison, as disclosed in relation to Harbottle & Lewis, free from any business or other relationship with the Company or Group. They are therefore able to bring independent judgment to issues brought before the Board.

Charles Levison has considerable experience with the Group and is consequently regarded as the senior independent director.

The Board has delegated responsibility in a number of areas to three sub-committees. The audit committee and the remuneration committee each comprise the two non-executive directors. The nomination committee comprises the two non-executive directors plus the chief executive. The chairman of each of the sub-committees during the period was Charles Levison.

The audit committee

This meets at least twice a year to review the results, the findings of the auditors, internal control systems and the Group's financial accounting procedures and policies.

The remuneration committee

This committee is responsible for the remuneration of the executive directors. It advises the Board on the broad framework for executive remuneration and determines, on behalf of the Board, the individual remuneration packages. The policies they adopt along with details of the directors' remuneration and service contracts are included in the Directors' remuneration report

CORPORATE GOVERNANCE

on pages 12 to 14. The committee also receives independent advice from external remuneration consultants. The committee meets on an ad hoc basis and met four times during the period to 30 September 2000.

The nomination committee

This committee is responsible for recommending Board appointments and interviewing potential candidates.

Relations with shareholders

The executive directors meet regularly with institutional shareholders and are available to answer questions for private shareholders. The annual general meeting also provides a forum for shareholders to communicate with directors. Each shareholder receives the annual report, which contains the Chairman's Statement, and the interim report. The reports, together with other corporate press releases are available on the Company's website www.sci.co.uk. The website also includes the facility for shareholders and other potential investors to post questions to the Board.

Going concern

The Directors, having made appropriate enquires, believe that the Group has adequate resources to continue in operational existence for the foreseeable future. For these reasons they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS' REMUNERATION REPORT

The remuneration committee is comprised of Charles Levison and Clive Carver. From 1 July 1999 to 15 February 2000 the remuneration committee was comprised of Charles Levison and Jane Cavanagh.

Remuneration policy for executive directors

The Company's policy on executive director remuneration is to:

(a) Attract and retain high quality executives by paying competitive remuneration packages relevant to each director's role, experience and the external market. The packages include employment related benefits including contributions to private pension plans, car allowances and private medical insurance.

(b) Incentivise directors to maximise shareholder value through annual bonus schemes, share options and a long-term incentive plan.

The annual bonus scheme applies to all executive directors and is determined by the remuneration committee. It is based on exceeding budgeted profits.

In 1996 the Company established a long term incentive plan covering all executive directors except the chief executive. The scheme provided for potential bonus payments of up to £200,000 per person that may be payable, provided that certain performance criteria set by the remuneration committee were met. In November 1999 the directors concerned agreed to waive their potential entitlements under the 1996 plan. In December 1999 the remuneration committee awarded the directors concerned a discretionary bonus to reflect their contribution to the growth of the Group over the three years to December 1999.

The Company is currently considering proposals for the introduction of a new long term incentive plan.

Directors' detailed emoluments

Details of individual directors' emoluments for the fifteen months are as follows:

	Fees £000s	Basic salary £000s	Taxable benefits £000s	Pension contributions £000s	Discretionary bonus £000s	**15 months to 30 September 2000 Total £000s**	12 months to 30 June 1999 Total £000s
Executive							
Jane Cavanagh	–	190	13	24	–	227	223
Bill Ennis	–	115	13	17	200	345	142
Rob Murphy	–	115	13	17	155	300	142
Non-executive							
Charles Levison	38	–	–	–	–	38	25
Clive Carver	10	–	–	–	–	10	–

The three executive directors are members of money purchase schemes.

DIRECTORS' REMUNERATION REPORT

Directors' share options

The interests of the directors in the options of the Company at 30 September 2000 were:

	30 June 1999	Granted	**30 September 2000**	Exercise price	Exercisable
Jane Cavanagh	75,000		**75,000**	39p	11 Dec 2001 to 11 Dec 2005
		80,000*	**80,000**	167.5p	2 June 2003 to 2 June 2007
	75,000	80,000	**155,000**		
Rob Murphy	50,000		**50,000**	39p	11 Dec 2001 to 11 Dec 2005
	41,000		**41,000**	56.5p	8 March 2002 to 8 March 2006
		80,000*	**80,000**	167.5p	2 June 2003 to 2 June 2007
	91,000	80,000	**171,000**		
Bill Ennis	90,000		**90,000**	149p	24 July 1999 to 24 July 2003
	50,000		**50,000**	39p	11 Dec 2001 to 11 Dec 2005
		80,000*	**80,000**	167.5p	2 June 2003 to 2 June 2007
	140,000	80,000	**220,000**		
Charles Levison	20,000		**20,000**	39p	11 Dec 2001 to 11 Dec 2005
	20,000		**20,000**	56.5p	8 March 2002 to 8 March 2006
		10,000*	**10,000**	167.5p	2 June 2003 to 2 June 2007
	40,000	10,000	**50,000**		
Clive Carver		20,000*	**20,000**	167.5p	2 June 2003 to 2 June 2007

* Options granted 2 June 2000 were issued subject to shareholder approval. In view of the Group's performance for the period to 30 September 2000 the Board does not currently plan to seek shareholder approval for these options.

The options are exercisable provided that certain performance criteria set by the remuneration committee, which currently relate to share price performance compared with a published media sector average, are met.

The market price of the ordinary shares at 30 September 2000 was 271.5p and the range during the period was 60p to 591p.

The Combined Code recommends that non-executive directors should not be eligible for the award of share options. The Board believes that it is appropriate for non-executive directors who contribute to the growth in value of the Group to be incentivised and rewarded by the grant of options, without materially affecting their independence.

DIRECTORS' REMUNERATION REPORT

Directors' interests

The directors who held office at 30 September 2000 had the following interests in the shares of the Company:

	30 September 2000	30 June 1999
Jane Cavanagh	**4,909,630**	6,716,630
Bill Ennis	**262,450**	181,000
Rob Murphy	**3,000**	–

Service contracts

The service contract of Jane Cavanagh provides for a notice period of three years and has so provided since the Company's shares were listed on AIM in August 1996. The remuneration committee is conscious that such a notice period is significantly in excess of that recommended by the Combined Code and will seek to negotiate a revised term, when the terms of the service contract next come up for review.

All other executive directors have service contracts terminable by either party at six months notice. The services of the non-executive directors are terminable on one month's notice.

AUDITORS' REPORT

To the Shareholders of SCi Entertainment Group Plc:
We have audited the accounts on pages 16 to 34 which have been prepared under the historical cost convention and the accounting policies set out on pages 20 and 21. We have also examined the amounts disclosed relating to the emoluments, share options, long-term incentive scheme interests and pension benefits of the directors which form part of the Directors' remuneration report on pages 12 to 14.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report including, as described on page 11, preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and the group is not disclosed.

We review whether the corporate governance statement on pages 8 to 10 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group at 30 September 2000 and of the group's loss and cash flows for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

Arthur Andersen
Chartered Accountants and Registered Auditors
17 Lansdowne Road
Croydon CR9 2PL

29 March 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the fifteen months ended 30 September 2000

	Notes	Trading £000	Exceptional (Note 4) £000	**15 months to 30 September 2000 £000**	12 months to 30 June 1999 £000
Turnover					
Existing		3,362		**3,362**	
Acquisitions		574		**574**	
	2	3,936	–	**3,936**	8,046
Cost of sales		(2,312)	–	**(2,312)**	(3,206)
Gross profit		1,624	–	**1,624**	4,840
Administration expenses					
Internal development costs		(324)	–	**(324)**	(408)
Administrative costs		(2,662)	(600)	**(3,262)**	(1,977)
Goodwill amortisation		(195)	–	**(195)**	–
Depreciation and write down *of fixed assets*		(425)	(700)	**(1,125)**	(473)
		(3,606)	(1,300)	**(4,906)**	(2,858)
Operating profit (loss)					
Existing		(2,354)		**(3,654)**	
Acquisitions		372		**372**	
		(1,982)	(1,300)	**(3,282)**	1,982
Associated company		–	–	**–**	(65)
Net interest	3	329	–	**329**	(231)
(Loss) profit on ordinary activities before taxation	4	(1,653)	(1,300)	**(2,953)**	1,686
Tax on (loss) profit on ordinary activities	6			**(142)**	–
(Loss) profit for the financial period taken to reserves				**(3,095)**	1,686
(Loss) *earnings per share*					
– Basic	7			**(17.99p)**	13.18p
– Diluted	7			**(17.99p)**	12.93p

All amounts relate to continuing operations. There are no recognised gains or losses in either period other than the profit or loss for each period. The accompanying notes are an integral part of this consolidated profit and loss account and statement of total recognised gains and losses.

CONSOLIDATED BALANCE SHEET

	Notes	30 September 2000 £000s	30 June 1999 £000s
Fixed assets			
Goodwill	9	**5,110**	–
Tangible assets – software engines and utilities	8	**898**	412
Tangible assets - other	8	**227**	286
Investments	10	**367**	249
		6,602	947
Current assets			
Work in progress		**4,060**	1,343
Stocks – finished goods for resale		**148**	67
Debtors – due within one year	11	**4,878**	3,130
Cash at bank and in hand		**9,134**	–
		18,220	4,540
Creditors: Amounts falling due within one year	12	**(5,016)**	(3,711)
Net current assets		**13,204**	829
Total assets less current liabilities		**19,806**	1,776
Creditors: Amounts falling due after more than one year	13	**(1,182)**	(99)
Net assets		**18,624**	1,677
Capital and reserves			
Called-up equity share capital	14	**979**	640
Share premium account	15	**24,675**	4,972
Merger reserve	15	**464**	464
Profit and loss account	15	**(7,494)**	(4,399)
Equity shareholders' funds	16	**18,624**	1,677

The accompanying notes are integral part of this consolidated balance sheet.

COMPANY BALANCE SHEET

30 September 2000

	Notes	30 September 2000 £000s	30 June 1999 £000s
Fixed assets			
Investments	10	**8,701**	4,182
Current assets			
Debtors: Amounts falling due after one year	11	**20,126**	1,316
Creditors: Amounts falling due within one year	12	**(2,888)**	(78)
Net current assets		**17,238**	1,238
Total assets less current liabilities		**25,939**	5,420
Creditors: Amounts falling due after more than one year	13	**(1,182)**	–
Net assets		**24,757**	5,420
Capital and reserves			
Called-up equity share capital	14	**979**	640
Share premium account	15	**24,675**	4,972
Profit and loss account	15	**(897)**	(192)
Equity shareholders' funds		**24,757**	5,420

The accompanying notes are an integral part of this balance sheet.

The accounts on pages 16 to 34 were approved by the board of directors and signed on its behalf by:

Jane Cavanagh **Rob Murphy**

29 March 2001

CONSOLIDATED CASH FLOW STATEMENT

For the fifteen months ended 30 September 2000

	Notes	30 September 2000 £000s	30 June 1999 £000s
Net cash (outflow) inflow from operating activities	17	**(7,166)**	561
Returns on investments and servicing of finance			
Net interest received (paid)		**358**	(193)
Interest element of finance lease rentals		**(29)**	(38)
		329	(231)
Tax paid		**(89)**	–
Capital expenditure and financial investment			
Expenditure on software engines and utilities		**(500)**	(195)
Purchase of tangible fixed assets		**(103)**	(125)
Sale of tangible fixed assets		**25**	163
Other long term investments		**(1,067)**	–
		(1,645)	(157)
Acquisitions			
Investment in subsidiary undertaking		**(57)**	–
Net cash (outflow) inflow before financing		**(8,628)**	173
Financing			
Issue of ordinary share capital		**20,042**	–
Capital element of finance lease rentals		**(47)**	(157)
		19,995	(157)
Increase in cash in the period	18	**11,367**	16

The accompanying notes are an integral part of this consolidated cash flow statement.

NOTES TO THE ACCOUNTS

1 Accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the period and the preceding year.

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation

The group accounts consolidate the accounts of SCi Entertainment Group Plc and its subsidiary undertakings drawn up to 30 September 2000. As provided by Section 230 of the Companies Act 1985, no profit and loss account is presented in respect of SCi Entertainment Group Plc. The results of subsidiaries acquired are consolidated for the period from the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, capitalised and amortised in the profit and loss account over ten years in accordance with Financial Reporting Standard No. 10.

Fixed assets

Fixed assets are stated at cost, net of depreciation and provision for impairment. Depreciation is provided on all fixed assets, at rates calculated to write off the cost less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	4 years
Computer equipment	2-3 years
Other equipment	4-10 years
Motor vehicles	4 years
Software engines & utilities	3-4 years

Fixed asset investments

Fixed asset investments are shown at cost less provisions for any impairment.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is calculated as cost of materials plus any direct costs of assembly. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal.

Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Deferred taxation is provided using the liability method on all timing differences only to the extent that they are expected to reverse in the future without being replaced.

NOTES TO THE ACCOUNTS

1 Accounting policies (continued)

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives. Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Turnover

Turnover represents sales of games to customers at invoiced amounts less value added tax. It also includes non-refundable advances receivable from distributors in return for the right to distribute games in certain territories. Such advances are not recognised as turnover until the game has been completed and accepted by the distributor. It also includes non-refundable fees received in return for the right to exploit licences in certain formats in certain territories.

Development costs and work in progress

The Group uses both in-house development teams and third-party contractors to develop games. All costs of in-house development are written-off as incurred. Development costs incurred on games developed by third-party contractors, plus licence fees paid to third parties for intellectual properties, are treated as work in progress. Work in progress is fully written-off to the profit and loss account following the game's release. If, during the development of a game by a third-party contractor, work in progress exceeds estimated net realisable value, a provision is made to reduce the carrying value to net realisable value. Net realisable value is assessed by calculating estimated future net revenue, taking into account costs to complete.

NOTES TO THE ACCOUNTS

2 Segment information and acquisition

	15 months to 30 September 2000	12 months to 30 June 1999
Turnover	**£000s**	£000s
United Kingdom	**1,784**	1,238
Rest of Europe	**1,730**	4,534
United States	**266**	1,744
Other	**156**	530
	3,936	8,046

Turnover and operating profit originate in the United Kingdom. Net assets are located in the United Kingdom. The turnover, operating profit and net assets are all attributable to the principal activity of the Group.

The analysis of turnover and operating results between existing operations and acquisitions is as follows:

	Existing operation	Acquisitions	Total
	£000s	£000s	£000s
Turnover	3,362	574	3,936
Cost of sales	(2,152)	(160)	(2,312)
Gross profit	1,210	414	1,624
Administration cost	(4,864)	(42)	(4,906)
Operating (loss) profit	(3,654)	372	(3,282)

3 Net interest receivable (payable)

	15 months to 30 September 2000	12 months to 30 June 1999
	£000s	£000s
Other interest receivable	**358**	–
Bank loans and overdrafts	**–**	(193)
Finance leases and hire purchase contracts	**(29)**	(38)
	329	(231)

NOTES TO THE ACCOUNTS

4 (Loss) profit on ordinary activities before taxation

(Loss) profit on ordinary activities before taxation is stated after charging (crediting):

	15 months to 30 September 2000 £000s	12 months to 30 June 1999 £000s
Exceptional items		
– provision for doubtful debt	**600**	–
– provision against investment	**700**	–
Depreciation and amounts written off tangible fixed assets		
– owned software engines and utilities	**263**	288
– other owned fixed assets	**16**	6
– other fixed assets held under finance leases and hire purchase contracts	**146**	179
Goodwill amortisation	**195**	–
Operating lease rentals		
– plant and machinery	**–**	–
– other	**112**	87
(Profit) loss on foreign exchange	**(21)**	2
Auditors' remuneration for audit services	**42**	30

Amounts payable to Arthur Andersen by the Group in respect of non-audit services were £64,000 (1999: £Nil). Further non-audit fees of £30,000 were incurred and written off to the share premium account. The exceptional items related to (a) a provision against the possible non-recovery of a debt that the Group has taken legal action against and (b) a provision for impairment in value of the Group's investment in Music3w.com.

5 Staff costs

The average monthly number of employees (including executive directors) was:

	15 months to 30 September 2000 Number	12 months to 30 June 1999 Number
Development	**21**	27
Sales, marketing and administration	**17**	11
	38	38

	15 months to 30 September 2000 £000s	12 months to 30 June 1999 £000s
Their aggregate remuneration comprised:		
Wages and salaries	**1,561**	1,045
Social security costs	**166**	170
Other pension costs	**79**	82
	1,806	1,297

Details of emoluments paid to directors are contained in the Directors' remuneration report on pages 12 to 14.

NOTES TO THE ACCOUNTS

6 Tax on (loss) profit on ordinary activities

The tax charge comprises:

	15 months to 30 September 2000 £000s	12 months to 30 June 1999 £000s
U.K. Corporation tax at 30%	**142**	–

There are no amounts of unprovided deferred taxation (1999: £Nil).

7 (Loss) earnings per share

The calculation of earnings per share is based upon the consolidated loss after taxation of £3,095,000 (1999: profit £1,686,000) and on 17,206,784 (1999: 12,797,402) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. There is no potential dilution in this current period. Diluted earnings per share in the prior period have been calculated based on the weighted average diluted number of ordinary shares in issue of 13,044,001.

8 Fixed assets

	Leasehold improvements £000s	Computer equipment £000s	Other equipment £000s	Motor vehicles £000s	Total tangible assets other £000s	Software engines and utilities £000s
Cost						
At 1 July 1999	55	489	128	54	726	1,835
Additions	–	101	2	–	103	749
Acqusition of subsidiary undertaking	–	10	–	–	10	–
Disposals	–	–	–	(38)	(38)	–
At 30 September 2000	**55**	**600**	**130**	**16**	**801**	**2,584**
Depreciation						
At 1 July 1999	44	281	89	26	440	1,423
Charge for period	6	118	25	13	162	263
Disposals	–	–	–	(28)	(28)	–
At 30 September 2000	**50**	**399**	**114**	**11**	**574**	**1,686**
Net book value						
At 30 September 2000	**5**	**201**	**16**	**5**	**227**	**898**
At 30 June 1999	11	208	39	28	286	412

The net book value of tangible fixed assets at 30 September 2000 includes the amount of £172,000 (30 June 1999: £342,000) in respect of assets held under finance leases and hire purchase contracts.

9 Goodwill

	Group £000s
At 30 June 1999	–
Arising on the acquisition of Actualize Ltd (note 10)	5,305
Amortised	(195)
At 30 September 2000	**5,110**

10 Fixed asset investments

	Group		Company	
	2000 **£000s**	1999 £000s	**2000** **£000s**	1999 £000s
Subsidiary undertakings				
– shares	**–**	–	**4,834**	433
– loans	**–**	–	**3,500**	3,500
Associated undertakings	**–**	249	**–**	249
Other investments	**367**	–	**367**	–
	367	249	**8,701**	4,182

The movement in fixed asset investments in the period was as follows.

Subsidiary undertakings	Company £000s
At 30 June 1999	3,933
Arising on the acquisition of Actualize Ltd	4,401
At 30 September 2000	**8,334**

NOTES TO THE ACCOUNTS

10 Fixed asset investments (continued)

The parent company and the Group have investments in the following subsidiary undertakings and associated undertakings, all of which are registered in England and principally operate in the U.K.

	Accounting reference date	Principal activity	Holding	Class
SCi (Sales Curve Interactive) Ltd	30 September	Development and publishing of interactive entertainment software	100%*	Ordinary
SCi MobileMedia Ltd	30 September	Development and publishing of interactive entertainment software	100%*	Ordinary
Cobco (271) Ltd	30 September	Non trading	100%*	Ordinary
Actualize Ltd	30 September	Development and publishing of interactive entertainment software	100%	Ordinary
Actualize Software Developments Ltd	30 September	Non trading	100%	Ordinary
Actualize Consoles Ltd	30 September	Development and publishing of interactive entertainment software	100%	Ordinary
Actualize Publishing Ltd	30 September	Non trading	100%	Ordinary
Actualize Publications Ltd	30 September	Non trading	100%	Ordinary

*Held directly by SCi Entertainment Group Plc

Other investments	Group and Company £000s
At 30 June 1999	–
Additions in the period	1,067
Provision for impairment in value	(700)
At 30 September 2000	**367**

The Group has investments in Music3w.com Limited, an Internet music portal, and Celoxica Holdings Plc, a manufacturer of embedded chips.

Associated undertakings

At 30 June 1999 the Group and Company had an investment in an associated undertaking, Stainless Software Ltd. In September 1999 Stainless Software Ltd was placed into administrative receivership. Due to the breach by Stainless Software of certain contractual obligations, the Group acquired, at no further cost, full ownership of software engines and utilities for use on future games development. The value of those engines and utilities has been transferred to software engines and utilities in the balance sheet. The Group and Company's share of fair value or cost of net assets was as follows:

NOTES TO THE ACCOUNTS

10 Fixed asset investments (continued)

	Group £000s	Company £000s
At 30 June 1999	249	249
Transfer to software engines and utilities	(249)	(249)
At 30 September 2000	–	–

At 30 September 2000 the Group had a trading balance of £Nil (1999: £Nil) owing to Stainless Software Ltd. During the period the Group advanced £Nil (1999: £558,000) to Stainless Software Ltd. This prior period amount represented prepaid royalties on games being developed for the Group and royalties on games published by the Group.

Acquisition of Actualize Limited

On 10 May 2000 the Company acquired 10,000 ordinary shares of Cobco (271) Limited, being 100% of the issued share capital of that company. Cobco (271) Limited owns 100% of the issued share capital of Actualize Limited and Actualize (Consoles) Limited, the trading companies within the Actualize group. The consideration comprises:

	Paid at 30 September 2000 £000s	Future estimated payments £000s	Total £000s
Cash – non-contingent	331	2,200	2,531
– contingent	–	810	810
Loan notes issued	–	1,060	1,060
	331	4,070	4,401

The loan notes were issued on completion of the investment on 10 May 2000. Further details of these amounts are disclosed in note 12. Further amounts are payable, contingent on the future profits of Actualize Limited in the period up to 31 December 2001 subject to a maximum consideration of £10,756,000.

The company has recorded the investment in Cobco (271) Limited at the fair value of the consideration.

On consolidation the investment is recorded as the Group's share of the fair value of the net assets of Cobco (271) Limited and its subsidiary undertakings. The difference between the fair value of the net assets acquired and the fair value of the consideration, representing goodwill of £5,305,000, has been capitalised and amortised in accordance with Financial Reporting Standard No. 10.

NOTES TO THE ACCOUNTS

10 Fixed asset investments (continued)

The following table sets out the book values of the identifiable assets and liabilities acquired, which, in the opinion of the directors, were equal to their fair value to the Group:

	Fair value to the Group £000s
Fixed assets	10
Current assets	
Stock	26
Debtors	715
Cash	274
Total assets	1,025
Creditors	(1,929)
Net liabilities	(904)
Goodwill	5,305
Consideration	4,401

Actualize Ltd earned a profit after taxation of £1,266,000 in the year ended 30 September 2000, of which £892,000 arose in the period from 1 October 1999 to 10 May 2000. The summarised profit and loss account for the period from 1 October 1999 to 10 May 2000, shown on the basis of the accounting policies of Actualize Ltd prior to the acquisition, is as follows:

	£000s
Turnover	3,943
Cost of sales	(2,410)
Gross profit	1,533
Other operating expenses (net)	(618)
Operating profit	915
Interest (net)	17
Profit on ordinary activities before taxation	932
Tax on profit on ordinary activities	(40)
Profit on ordinary activities after taxation	892

Actualize Limited contributed £471,000 to the Group's net operating cash flows, paid £3,000 in respect of net returns on investment and servicing of finance, paid £89,000 in respect of taxation and utilised £5,000 for capital expenditure.

NOTES TO THE ACCOUNTS

11 Debtors – due within one year

	Group		Company	
	2000	1999	**2000**	1999
	£000s	£000s	**£000s**	£000s
Trade debtors	**4,384**	2,786	**–**	–
Other debtors	**216**	155	**200**	–
Prepayments and accrued income	**278**	189	**–**	–
Amounts falling due after one year:				
Amounts owed by group undertakings	**–**	–	**19,926**	1,316
	4,878	3,130	**20,126**	1,316

12 Creditors: Amounts falling due within one year

	Group		Company	
	2000	1999	**2000**	1999
	£000s	£000s	**£000s**	£000s
Loan notes	**1,060**	–	**1,060**	–
Obligations under finance leases and hire purchase contracts	**154**	102	**–**	–
Bank overdraft	**–**	2,233	**–**	–
Trade creditors	**1,052**	804	**–**	–
Taxation and social security	**116**	–	**–**	–
Other creditors	**1,828**	118	**1,828**	78
Accruals	**419**	426	**–**	–
Deferred income	**387**	28	**–**	–
	5,016	3,711	**2,888**	78

The bank overdraft is secured by a fixed and floating charge over the Group's assets. Loan notes issued in connection with the acquisition of Actualize carry interest at the rate of one per cent below the base rate of the Royal Bank of Scotland Plc, and are guaranteed by the Company.

13 Creditors: Amounts falling due after more than one year

	Group		Company	
	2000	1999	**2000**	1999
	£000s	£000s	**£000s**	£000s
Obligations under finance leases and hire purchase contracts	**–**	99	**–**	–
Contingent consideration arising on investment in subsidiary undertaking	**810**	–	**810**	–
Other creditors	**372**	–	**372**	–
	1,182	99	**1,182**	–

NOTES TO THE ACCOUNTS

13 Creditors: Amounts falling due after more than one year (continued)

Obligations under finance leases and hire purchase contracts fall due as follows:

	2000	1999
	£000s	£000s
– within one year	154	102
– within one to two years	–	57
– within two to five years	–	42
	154	201

14 Called-up share capital

	30 September 2000 £000s	30 June 1999 £000s
Authorised		
25,000,000 (1998: 25,000,000) ordinary shares of 5p each	1,250	1,250
Allotted, called-up and fully-paid		
19,578,504 ordinary shares of 5p each (1999: 12,797,402 ordinary shares of 5p each)	979	640

The movement in share capital was as follows:

	Number of shares	£000s
At 30 June 1999	12,797,402	640
Issue of new shares on 6 October 1999	639,870	32
Issue of new shares on 13 December 1999	6,064,232	303
Issue of new shares under Company share option scheme	77,000	4
At 30 September 2000	19,578,504	979

On 6 October 1999, the Company issued 639,870 new ordinary shares at 140p per share. The proceeds of the share issue have been used by the Company to acquire new products.

On 13 December 1999, the Company issued 6,064,232 new ordinary shares at 330p per share. The proceeds of this issue are being used to acquire further high profile brands and licences, fund the development of new products and exploit the Group's products across the Next Generation hardware platforms and the Internet.

NOTES TO THE ACCOUNTS

14 Called-up share capital (continued)

The Company operates an unapproved Share Option Scheme. At 30 September 2000 options were outstanding over 778,100 shares, including options held by directors. The options are exercisable, provided that certain performance criteria set by the remuneration committee, which currently relate to share price performance compared with a published media sector average, are met.

Number of shares over which options granted	Exercise price	Exercise period
90,000	149p	24 July 1999 to 24 July 2003
3,700	153.5p	3 April 2000 to 3 April 2004
1,000	165p	16 September 2000 to 16 September 2004
33,100	79p	27 July 2001 to 27 July 2005
266,000	39p	11 December 2001 to 11 December 2005
104,300	56.5p	8 March 2002 to 8 March 2006
10,000	471p	22 February 2003 to 22 February 2007
270,000*	167.5p	2 June 2003 to 2 June 2007
778,100		

*The options granted on 2 June 2000 were granted subject to shareholder approval. In view of the Group's performance for the period to 30 September 2000 the Board does not currently plan to seek shareholder approval for these options.

The market price of the ordinary shares at 30 September 2000 was 271.5p and the range during the period was 60p to 591p.

15 Reserves

	Group			Company	
	Share premium account £000s	Merger reserve £000s	Profit and loss account £000s	Share Premium account £000s	Profit and loss account £000s
At 30 June 1999	4,972	464	(4,399)	4,972	(192)
Loss for the year	–	–	(3,095)	–	(705)
New shares issued	19,703	–	–	19,703	–
At 30 September 2000	**24,675**	**464**	**(7,494)**	**24,675**	**(897)**

16 Reconciliation of movements in Group shareholders' funds

	2000 £000s	1999 £000s
Opening shareholders' funds	**1,677**	116
(Loss) profit for the financial year	**(3,095)**	1,686
Release of shares to be allotted	**–**	(125)
New shares issued	**20,042**	–
Closing shareholders' funds	**18,624**	1,677

NOTES TO THE ACCOUNTS

17 Reconciliation of operating (loss) profit to operating cash flows

	15 months to 30 September 2000 £000s	12 months to 30 June 1999 £000s
Operating (loss) profit	**(3,282)**	1,982
Depreciation	**425**	473
Write down of fixed assets	**700**	–
Goodwill amortisation	**195**	–
Profit on sale of tangible fixed assets	**(15)**	(59)
(Increase) decrease in stocks and work in progress	**(2,798)**	469
Increase in debtors	**(1,748)**	(2,411)
(Decrease) increase in creditors	**(643)**	107
Net cash (outflow) inflow	**(7,166)**	561

The operating cash flows all relate to continuing activities.

18 Analysis of net (debt)/funds

	1 July 1999 £000s	Cash flow £000s	**30 September 2000 £000s**
Cash	–	9,134	**9,134**
Overdrafts	(2,233)	2,233	**–**
	(2,233)	11,367	**9,134**
Finance leases	(201)	47	**(154)**
Loan notes	–	(1,060)	**(1,060)**
Net (debt)/funds	(2,434)	10,354	**7,920**

19 Financial commitments

There are no capital commitments contracted at the balance sheet date.

Annual commitments under non-cancellable operating leases are as follows:

	2000		1999	
	Land and buildings £000s	**Other £000s**	Land and buildings £000s	Other £000s
Group				
Expiry date				
– within one year	65	34	30	–
– between one and two years	76	18	24	21
– between two and five years	121	10	–	3
	262	62	54	24

Leases of land and buildings are typically subject to rent reviews at specified intervals and provide for the lessee to pay all insurance, maintenance and repair costs. Other operating leases relate to cars and office equipment.

NOTES TO THE ACCOUNTS

20 Loss attributable to SCi Entertainment Group Plc

The loss for the financial period dealt within the accounts of the parent company, SCi Entertainment Group Plc, was £705,000 (1999: £138,000).

21 Subsequent events

Under an agreement dated 22 November 2000 the Company acquired 10% of the ordinary share capital of Pivotal Games Ltd, a developer of computer games, for £300,000.

22 Derivatives and other financial instruments

The Group's financial instruments comprise borrowings, cash and items such as trade debtors and creditors that arise as a result of normal operations. The Group does not enter into derivative transactions and does not trade in financial instruments.

The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk. The Board reviews and has agreed policies for managing each of these risks and they are summarised below. These policies have remained unchanged for the duration of the current financial period.

Interest rate risk

The Group finances its operations through a mixture of equity and bank borrowings. From time to time the Group borrows in pounds sterling at floating rates of interest.

Interest rate profile

From time to time the Group has sterling, US dollar and Euro overdrafts at variable interest rates.

Foreign currency risk

The Group trades within Europe and also with the United States. Transactions in Europe are normally priced and invoiced in sterling. Transactions with the United States are generally denominated in US dollars. The Group's policy is to hedge significant currency exposures on sales at the time of sale, through foreign currency borrowings.

Currency exposures

The table below show the Group's currency exposures. Such exposures comprise the monetary assets and monetary liabilities of the Group. These exposures were as follows:

	Sterling £000s	US Dollar £000s	Other £000s	Total £000s
At 30 September 2000	**8,970**	**4**	**160**	**9,134**
At 30 June 1999	(2,263)	37	(107)	(2,233)

Maturity of financial liabilities

The overdraft facility is repayable on demand. The maturity profile of the Group's finance leases is shown in note 13.

Borrowing facilities

The Group had undrawn facilities of £1.5 million at 30 September 2000.

NOTES TO THE ACCOUNTS

22 Derivatives and other financial instruments (continued)

Fair Values

The fair value of the financial assets and liabilities at 30 September 2000 are not materially different from their book values.

23 Related party transactions

Charles Levison has, since 1 August 1994, been a consultant with the Group's principal solicitors, Harbottle & Lewis, and as such consultant Mr. Levison received fees from Harbottle & Lewis through his company, Clarion Media Europe Limited. All fees paid to Harbottle & Lewis by the Group are on ordinary commercial terms incurred in the normal course of the Group's business. Neither Mr. Levison nor Clarion Media Europe Limited participate in any fees or profits of Harbottle & Lewis relating to the Group, or any of its subsidiary or joint venture companies.

Jane Cavanagh is a director of International Property Trust Limited, from which the Group rented commercial property during the financial period. All fees paid to International Property Trust Limited by the Group are on ordinary commercial terms. At 30 September 2000 the Group had a trading balance of £Nil (1999: £Nil) owing to International Property Trust Limited. During the period the Group paid £28,000 (1999: £22,000) to International Property Trust Limited.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of SCi Entertainment Group Plc will be held at Buchanan Communications Limited, 107 Cheapside, London EC2V 6DN on Thursday, 26 April 2001 at 9.00 a.m. for the following purposes:

Ordinary Business

1. To receive and adopt the accounts for the period ended 30 September 2000 together with the reports of the Directors and auditors thereon.

2. To re-appoint Arthur Andersen as auditors to the Company and authorise the directors to fix their remuneration.

3. To re-elect B J Ennis as a Director of the Company who retires by rotation at the annual general meeting and, being eligible, offers himself for re-election.

4. To re-elect R J Murphy as a Director of the Company who retires by rotation at the annual general meeting and, being eligible, offers himself for re-election.

5. (i) THAT, in substitution for all subsisting authorities, the Directors shall have a general and unconditional authority to exercise all powers of the Company to allot, grant options over, offer or otherwise deal with or dispose of any relevant securities (within the meaning of Section 80 of the Companies Act 1985 as amended from time to time (the "Act")) of the Company on and subject to such terms as the Directors may determine. The authority hereby conferred shall, subject to Section 80 of the Act, be for a period expiring five years from the date of the passing of this resolution (unless renewed varied or revoked by the Company in General Meeting) and the maximum number of relevant securities which may be allotted pursuant to such authority shall be 5,421,496 Ordinary Shares of 5p each being the authorised but as yet unissued share capital of the Company at the date hereof.

   (ii) THAT the Directors shall be entitled under the authority conferred by paragraph (a) of this Resolution or under any renewal thereof to make at any time prior to the expiry of such authority any offer or agreement which would or might require relevant securities of the Company to be allotted after the expiry of such authority and thereafter to allot relevant securities in pursuance to such an offer or agreement as if the authority conferred hereby had not expired.

Special Business

To consider and if thought fit, pass the following resolutions which will be proposed as special resolutions:

6. THAT, in substitution for any existing authority, the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") for a period expiring on the earlier of 15 months from the date of the passing of this resolution and the conclusion of the next Annual General Meeting of the Company after the passing of this resolution to allot equity securities (as defined in section 94(2) of the Act), for cash, pursuant to the authority conferred by the ordinary resolution numbered 5 above, as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

   (i) the allotment of equity securities where such securities have been offered (whether by open offer, rights issue or any other pre-emptive offer) to the holders of ordinary shares in proportion (as nearly as may be) to the respective number of equity securities held or deemed to be held by them, subject only to such exclusions or other arrangements as the directors deem necessary or expedient to deal with fractional entitlements, legal or practical

NOTICE OF ANNUAL GENERAL MEETING

problems arising in any overseas territory, the requirement of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate amount of £48,946 (representing five per cent. of the issued share capital of the Company shown in the annual report and accounts of the Company for the period ended 30 September 2000).

7. THAT the Company be and is hereby granted general and unconditional authority, pursuant to Section 166 of the Act to make one or more market purchases (as defined in Section 163(3) of the Act) of its ordinary shares of 5p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the Board of Directors of the Company may from time to time determine, provided that:

(i) this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or within 15 months from the date of the passing of this resolution, whichever first occurs;

(ii) the maximum aggregate number of ordinary shares authorised to be purchased shall be limited to a value of £97,892 (ten per cent. of the issued ordinary share capital, as at 30 September 2000);

(iii) the minimum price which may be paid for an ordinary share is 5p;

(iv) this authority shall not permit the payment per share of more than 5% above the average of the middle market prices shown in the quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days prior to the purchase being made;

(v) the Company shall be entitled to enter into any contract for the purchase of its own ordinary shares which will or may be completed wholly or partly after the expiry of this authority, and shall be entitled to make a purchase of ordinary shares in pursuance of any such contract as if the power conferred hereby had not expired; and

(vi) save as expressed herein, this authority shall only be capable of variation, revocation or renewal by the Company in General Meeting.

By order of the Board
Rob Murphy
Company Secretary
11 Ivory House
Plantation Wharf
London SW11 3TN
29 March 2001

Notes:

1. Any member who is entitled to attend and vote at the above meeting may appoint a proxy to attend and, on a poll, vote on their behalf. A proxy need not be a member of the company.

2. A proxy form is enclosed. To be valid proxies must be lodged with the Company Secretary at the Company's Registered Office not less than 48 hours before the commencement of the AGM.

www.sci.co.uk
11 Ivory House
Plantation Wharf
London SW11 3TN
Tel: 44 (0) 20 7585 3308
Fax: 44 (0) 20 7924 3419